Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 14, 2005, in Amendment No. 1 to the Registration Statement on Form S-3 (333-124768) and related Prospectus of Sybase, Inc. for the registration of $460 million 1.75% Convertible Subordinated Notes due 2025 and 18,239,506 shares of its common stock.

Ernst & Young LLP

San Jose, California
July 25, 2005